Stewart L. McDowell Direct: +1 415.393.8322 Fax: +1 415.374.8461 SMcdowell@gibsondunn.com

September 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Etheredge

Robert Littlepage

Anna Abramson

Kathleen Krebs

Re:	Comment Letter dated September 17, 2021 regarding Consensus Cloud Solutions, Inc.

Amendment No. 2 to Registration Statement on Form 10-12B

Filed September 13, 2021

File No. 001-40750

Ladies and Gentlemen:

Consensus Cloud Solutions, Inc., a Delaware corporation (the “Company,” “Consensus,” “we” or “our”), is in receipt of the above-captioned comment letter from the Staff of the Division of Corporation Finance (the “Staff”) regarding the Company’s Amendment No. 2 to Registration Statement on Form 10-12B (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2021 (“Amendment No. 2”).

On behalf of the Company, we have filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with the Commission today and have provided to the Staff with a copy of Amendment No. 3 marked against Amendment No. 2. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text, followed by the Company’s response. In addition to these changes, Amendment No. 3 reflects some updates to the Unaudited Pro Forma Combined Financial Statements and description of the proposed indebtedness of Consensus to reflect a small increase to the size of the anticipated debt offerings and other updates based on current information, including to reflect that Consensus will retain an office lease held by Historical Cloud Services, but these do not represent material changes to the methodology used in the Unaudited Pro Forma Combined Financial Statements.

Notes to Unaudited Pro Forma Combined Financial Statements, page 50

1.

On page 114, you indicate that Consensus will make a $260 million distribution to J2 Global. Please clarify if this distribution is expected to be made in cash. If cash distributions are expected to be made in connection with this transaction, please explain how they were contemplated in your pro forma financial statements.

Response: We have revised the disclosure on pages vi, 50, 51 and 114 of Amendment No. 3 to clarify that the $261 million distribution (now expected to be $261 million) from Consensus to J2 Global will be made in cash. The $261 million distribution will be funded with a portion of the net proceed of the Senior Notes due 2026 referenced in the “Description of Material Indebtedness.” The balance of the proceeds will be applied toward payment of transaction fees and the starting balance sheet cash for Consensus of $30 million, which is referenced in the Cash and Cash Equivalents line of the Pro Forma Balance sheet on page 47 of Amendment No. 3 and the corresponding note (b) on page 50 of Amendment No. 3. We have revised note (b) on page 50 of Amendment No. 3 to read as follows (changes underlined):

U.S. Securities and Exchange Commission

September 21, 2021

“Reflects use of cash in excess of $30 million as a distribution from Consensus to J2 Global pursuant to the terms of the separation and distribution agreement and payment of transaction expenses associated with the separation. The cash distribution will be funded from a portion of the proceeds of our issuance of $305 million of senior notes due 2026 described under the heading “Description of Material Indebtedness,” and consists of a cash distribution of approximately $261 million from Consensus to J2 Global in connection with the separation, approximately $1.25 million of which J2 Global intends to use to pay additional bridge loan premium, and the reimbursement by Consensus of approximately $10 million of expenses incurred or expected to be incurred by J2 Global in connection with the separation.”

2.

For adjustment (i), please revise to more fully describe how you determined the number of pro forma weighted-average shares outstanding for both the year ended December 31, 2020 and the six months ended June 30, 2021. Explain to us why you are using a different number of shares in each period.

Response: In Amendment No. 3, we have updated the Unaudited Pro Forma Combined Financial Statements to use the same number of pro forma weighted-average shares for each period, which is the number outstanding at September 9, 2021, which is being used to calculate the number of shares to be issued in the distribution.

We have revised note (i) on page 50 and 51 of Amendment No. 3 to read as follows (changes are underlined):

“Adjustment reflects the issuance of 20,060,861 shares of Consensus common stock with a par value of $0.01 per share pursuant to the separation and distribution agreement. We have assumed the number of outstanding shares of our common stock based on 48,206,250 shares of J2 Global common stock outstanding on September 9, 2021 and a distribution ratio of one share of our common stock for every three shares of J2 Global common stock. To arrive at this distribution ratio, we calculated an effective exchange ratio of one share of Consensus for every 2.403 shares of J2 Global to determine the total shares outstanding of Consensus. When this effective exchange ratio is applied to the 48,206,250 shares of J2 Global common stock outstanding on September 9, 2021, this results in a number of total shares of common stock outstanding of Consensus equal to 20,060,861. J2 Global will retain 19.9% of the total outstanding shares of Consensus common stock (approximately 3,992,111 shares) and the remaining 80.1% of the total outstanding shares of Consensus common stock will be distributed to existing J2 Global shareholders (approximately 16,068,750). For all purposes in the Unaudited Pro Forma Combined Financial Statements, we have used a pro forma weighted-average shares outstanding for Consensus of 20,060,861. The actual number of shares issued will not be known until the record date for the distribution.”

* * *

U.S. Securities and Exchange Commission

September 21, 2021

We appreciate the opportunity to respond to your comments. If you have any questions regarding this letter or Amendment No. 3, please call me at (415) 393-8322 or e-mail me at SMcdowell@gibsondunn.com.

Very truly yours,

/s/ Stewart L. McDowell

Stewart L. McDowell

Gibson, Dunn & Crutcher LLP

cc:	Vivek Shah, Chief Executive Officer of J2 Global, Inc.

R. Scott Turicchi, Chief Financial Officer of J2 Global, Inc.

Jeremy D. Rossen, Executive Vice President, General Counsel and Secretary of J2 Global, Inc.

Barbara L. Becker, Gibson, Dunn & Crutcher LLP

Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

Brian J. Lane, Gibson, Dunn & Crutcher LLP